Mail Stop 6010

October 24, 2006

Mr. Rafi Amit, Chairman of the Board
  and Chief Executive Officer
Camtek Ltd.
Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha'Emek
Israel

      Re: **Camtek Ltd.**
              Form 20-F for the year ended December 31, 2005
              File No. 0-30664

Dear Mr. Amit:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

      Sincerely,

      Martin F. James
      Senior Assistant Chief Accountant